NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by UBS AG (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

UBS AG Exchange Traded Access Securities (ETRACS) Natural Gas Futures Contango ETN linked to the ISE Natural Gas Futures Spread Index due June 14, 2041 (suspended: 1/23/2014) symbol: GASZ

UBS AG Exchange Traded Access Securities (ETRACS) Oil Futures Contango ETN linked to the ISE Oil Futures Spread Index due June 14, 2041
(suspended 1/23/2014) symbol: OILZ

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that, on January 23, 2014, the issuer liquidated the securities listed above at rates of $26.8802 and $25.2815 per unit, respectively. Accordingly, trading in the issues was suspended before the opening on the date specified above.